                                                                    EXHIBIT 12.2

         COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
                        (Including Interest on Deposits)


         The Company's ratios of earnings to fixed charges (including interest on deposits) for the periods indicated were as follows:

                                        AS OF AND FOR
                                             THE
                                         THREE MONTHS
                                            ENDED
                                           MARCH 31,                      YEAR ENDED DECEMBER 31,
                                         ------------  --------------------------------------------------------------
                                             1998          1997         1996        1995         1994         1993
                                         ------------  -----------   ----------  ----------  ------------  ----------
                                                                          (DOLLARS IN THOUSANDS)

Net income...........................       $  9,305      $24,959      $26,188     $22,132       $16,165     $14,010
Cumulative effect of change in
   accounting for income taxes.......             --           --           --          --            --        (777)
Income tax expense...................          4,607       13,628       13,668      11,488         8,846       6,546
                                           ---------     --------     --------    --------      --------   ---------
   Pretax earnings...................         13,912       38,587       39,856      33,620        25,011      19,779
Fixed charges:
Interest on deposits.................         30,047      106,004       87,736      78,216        59,686      60,497
Interest on borrowed funds...........         11,909       50,714       49,618      44,603        22,568      14,484
                                           ---------     --------     --------    --------      --------   ---------
       Total fixed charges...........         41,956      156,718      137,354     122,819        82,254      74,981
                                           ---------     --------     --------    --------      --------   ---------
Earnings (for ratio calculation).....         55,868      195,305      177,210     156,439       107,265      94,760
                                           ---------     --------     --------    --------      --------   ---------
Ratio of earnings to fixed charges...           1.33x        1.25x        1.29x       1.27x         1.30x       1.26x




         For purposes of computing the consolidated ratio of earnings to fixed charges, "earnings" represent net income (loss) before extraordinary items and cumulative effect of changes in accounting principles plus applicable income taxes and fixed charges. Fixed charges, excluding interest on deposits, include gross interest expense (other than on deposits). Fixed charges, including gross interest on deposits, include all interest expense.